CALVIN B. TAYLOR BANKSHARES, INC.
 P. O. Box 5, 24 North Main Street, Berlin, Maryland 21811
(410) 641-1700

November 19, 2010

Mr. Michael Clampitt
Senior Attorney Advisor
United States Security and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

re: Calvin B. Taylor Bankshares, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 000-50047

Dear Mr. Clampitt:

    This correspondence is in response to your letter dated October 27, 2010 in which you relate to us comments based on your recent review of Form 10-K for the fiscal year ended December 31, 2009, Form 10-Q for the period ended June 30, 2010, and Schedule 14A. Our responses are organized to correspond to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 9
 1.    As of December 31, 2009, we did not qualify as a "smaller reporting company." As of June 30, 2010, however, we do meet the public float criteria for classification as a "smaller reporting company." Management anticipates that our public float value will fluctuate from above to just below the $75 million level over the next few years. We do not anticipate falling below the $50 million threshold to exit accelerated filer status. For these reasons, we choose at this time to continue to disclose under the rules applicable to accelerated filers.

    Regarding the risk factor section of our filing, we propose to improve our disclose to reflect the requirements set out in Item 503( c) and in the plain English rules at Rule 421(d) of the Securities Act. An example of the modified disclosure is included as Attachment 1.

    We respectfully request that we be permitted to begin this modification to risk factor disclosure prospectively, beginning with the Form 10-K for the year ending December 31, 2010.

2.    Based on the above rationale, we will continue to file as an Accelerated Filer checking the related cover line designating that status.

3.    The loan described on page 17 of our Form 10-Q for the period ended June 30, 2010 has resolved in such a way that future risk disclosure will not be required. (A more detailed discussion of this loan is included in our response to comment 9.) In response to your comment, we will be alert to the importance of disclosure of risks associated with specific events, such as possible loan losses, that may merit discussion in the risk factor section of future filings. If appropriate, quantification of the impact of a risk on net income will be included.

Mr. Michael Clampitt, Senior Attorney Advisor
United States Security and Exchange Commission
November 19, 2010

4.    Although we have made reference to the effect of the national and local economic conditions in Management’s Discussion and Analysis, we will consider whether additional disclosure of economic conditions in the risk factor section of future filings.

Market for Registrant’s Common Equity…page 12
 5.    You have requested that we provide the information required by Item 5 of Form 10-K, noting in particular Item 201(a)(iii) of Regulation S-K. We will add a table, modeled after the table below, with data from the Over the Counter Bulletin Board and any other trades known to management. We will note, if applicable, that a substantial portion of our trades are private and may be at prices higher or lower than those reflected in the table. Had this table been included in our form 10-K for the year ended December 31, 2009, it would have appeared as follows:

	2009		2008
Sales Price Per share	High	Low	High	Low
First Quarter	39.00	35.50	39.00	34.00
Second Quarter	37.00	32.25	40.15	36.50
Third Quarter	36.00	32.00	39.30	34.75
Fourth Quarter	36.00	32.00	40.00	35.75

    We respectfully request that we be permitted to begin the inclusion of this disclosure prospectively, beginning with the Form 10-K for the year ending December 31, 2010.

Item 8 Financial Statements
 6.    It is the intent of management to fully comply with General Instruction G(2) to Form 10-K. In Part II Item 8. Financial Statements and Supplementary Data, we incorporate by reference the Company’s Annual Report to Stockholders. In Part IV Item 15. Exhibits, Financial Statements Schedules, we list the Annual Report to Stockholders as Exhibit (a)(1) and (2). Our audited financial statements are filed electronically as Type: EX-1, under the description "Item 8A Audited Financial Statements."

Allowance for Loan Losses table, page 22
 7.    We will revise the calculation of total loan losses for 2009 in future filings to correctly reflect a total of $978,869.

Signature Page, page 36
 8.    Pursuant to the signature instructions at item D(2)(a) of the General Instructions to Form 10-K, we will change the title description of Treasurer Jennifer G. Hawkins to reflect that she serves in the capacities of principal financial officer and principal accounting officer.

Form 10-Q for the period ended June 30, 2010
Loan Quality and the Allowance for Loan Losses, page 17
 9.    In response to your comment about our discussion regarding the $4.5 million loan which has been the subject of ongoing collection efforts since late 2008:

● Management has classified this loan as a Watch credit with no loss anticipated. Resources for recovery include, and have included since the identification of the title policy defect, 1) proceeds from the sale of the property which was appraised at $21.3 million when the credit was extended, and $9.9 million in May 2010, 2) an insurance claim filed with the title insurer, with total coverage of $4.5 million, 3) funds paid by the settlement attorneys and/or their errors and omissions insurance carrier, with total coverage of a minimum of $2.75 million.

Mr. Michael Clampitt, Senior Attorney Advisor
United States Security and Exchange Commission
November 19, 2010

● Included as Attachment 2 is a brief timeline of triggering events, facts or circumstances which management considered in classifying this loan.

● At all times, this loan was recorded in our financial statements in accordance with generally accepted accounting principles. At no time has recognition of a loss contingency been required under to comply with ASC Topic 450, Contingencies.
    Through June 30, 2010, no specific allowance had been aside for this loan. While the maximum loss amount of $500,000 was under discussion as of June 30, 2010, we did not deem it probable that the Bank’s counter offer would be accepted and no definitive agreement had been executed. Based on our experience in over 18 months of claims, depositions, and negotiations, the Bank had neither confidence nor any assurances that the other involved parties were prepared to settle.
    On October 25, 2010 a definitive agreement (Agreement) was executed by all parties who have a financial interest in this event. As a result of the Agreement, the Bank has been restored to a first lien position of $3.5 million and has accepted $900,000 in settlement of its $1 million fourth lien. A $100,000 loss to the Bank will be reported as a subsequent event and recorded as a loan loss in Form 10-Q for the period ended September 30, 2010.
    Management has classified this loan as performing. Debt service was assumed by the title agent in June 2009 and subsequently by the title company who has escrowed funds to guarantee interest payment on $3.5 million for one year under the terms of the Agreement.

● The Agreement provides the borrower six months to sell the property, after which the Bank will foreclose. The Bank does not anticipate any additional loss on this credit and may recover legal fees, taxes, and other costs to which it is entitled under the terms of the loan.

● In response to your request for additional information about real estate loans 90 days past from December 31, 2009 to June 30, 2010, we include Attachment 3.

Schedule 14A
Certain Relationships and Related Transactions, page 8

10.    We propose to expand our disclosure of related party transactions in Schedule 14A as follows:

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES
     Some Directors and officers of the Company and their families or close associates, are current and/or past customers of the Bank. During the year ended December 31, 20xx transactions, including loans from the Bank to these persons, have occurred. All loans to related parties have been made in the ordinary course of business at the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans made to persons not related to the Bank or the Company. Loans to Directors and executive officers are approved by the Board of Directors and reviewed every six months. Related party loans do not involve more than the normal risk of collectability, nor do they contain other terms or features that are unfavorable to the Bank and the Company. Related parties may also have funds on deposit at the Bank. These deposits are accepted in the ordinary course of business and are subject to the same terms as those that apply to persons not related to the Bank or the Company. It is likely that additional related party transactions will occur in the future.
    The Bank is legally represented by and engages Williams, Moore, Shockley, and Harrison, LLP, in which Director Joseph E. Moore is a partner. The total amount of legal fees for both the Company and Bank in 2009, paid to Mr. Moore and/or his legal firm was $83,348. Management believes that the terms of these transactions with are comparable to those that would have been obtained in negotiating transactions with independent third parties.

    We respectfully request that we be permitted to begin the inclusion of this disclosure prospectively, beginning with the Schedule 14A to be filed for the Proxy Statement issued for the Annual Meeting of Shareholders to be held in 2011.

Mr. Michael Clampitt, Senior Attorney Advisor
United States Security and Exchange Commission
November 19, 2010

    We appreciate the constructive comments that you have provided in your letter and the cooperation provided by your staff in answering our questions in preparation for this response. It is our goal to provide complete, meaningful, clearly stated disclosure to shareholders and other interested parties.

    The Company and its management acknowledge that:

● The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Raymond M. Thompson

Raymond M. Thompson
Chief Executive Officer

cc: Jennifer G, Hawkins, Principal Financial Officer

Calvin B. Taylor Bankshares
Correspondence November 19, 2010
 Attachment #1

Following is an excerpt from our Form 10-K for the year ended December 31, 2009:

Item 1A. Risk Factors
     The Company and the Bank are subject to various types of risk during the normal conduct of business. There has been no material increase in any level of risk incurred by the Company or the Bank during the period covered by this report. Following are descriptions of the significant categories of risk most relevant to the Company.

Credit risk
     Credit risk is the risk to the bank’s earnings or capital from the potential of an obligor to fulfill its contractual commitment to the bank. Credit risk is most closely associated with a bank’s lending. It encompasses the potential loss on a particular loan as well as the potential for loss from a group of related loans, i.e., a credit concentration. Credit risk also extends to less traditional bank activities. It includes the credit behind the bank’s investment portfolio.
    A primary source of revenue for the Bank is lending, which is also the area of greatest credit risk. To ameliorate credit risk, the Board and management have adopted conservative lending practices. Board approved policies provide underwriting guidance. During the sustained economic downturn which continued through 2009, the Company has suffered historically high levels of delinquencies and loan losses. Management believes that delinquencies and loan losses would have been greater if past lending practices had been less conservative.
    Individual loan authorities are low with no individual officer having a secured loan authority over $200,000 or unsecured authority over $100,000. One result of the low individual limits is that the Executive Committee or the full Board approves most mortgage loans and many commercial non-mortgages. The Bank’s product offerings are non-complex and no new loan products have been introduced this year.
    Credit risk attributable to concentrations include the coastal geography in which the Bank operates and the hospitality industry associated with the local resorts. There are no significant concentrations related to an individual borrowing relationship.

Following is a revision of the above disclosure, reflecting the plain English rules at Rule 421(d) of the Securities Act:

Item 1A. Risk Factors
     The Company and the Bank are subject to various types of risk during the normal conduct of business. Investors should consider these risks and their possible consequences when making an investment decision. During the period covered by this report, management has not identified any no risk or an increased level of risk that could result in a significant negative effect on earnings or the value of the company’s stock. The occurrence of these risks could, however, cause the company to suffer lost earnings and could cause the market price of the Company’s stock to decline.
    Following are descriptions of the significant categories of risk most relevant to the Company.

Credit risk
     Credit risk is the risk to the Bank’s earnings or capital from the failure of a borrower or other obligor to fulfill their contractual commitment to the Bank.
    Credit risk is most closely associated with the Bank’s lending activities. It includes the potential loss on a particular loan as well as the inherent potential for loss from a group of related loans, i.e., a credit concentration. The Bank provides for loan losses through an allowance for loan loss, which represents management’s estimate of inherent and specifically identified losses in the Bank’s loan portfolio. This estimate is reviewed no less than quarterly. For further discussion, see the Loan Composition section of Management's Discussion and Analysis of Financial Condition and Results of Operation.
    To keep credit risk at an acceptable level, the Board and management have adopted conservative lending practices. Board approved policies provide guidance to management and loan department staff to assure that loans made by the Bank are consistent with our conservative philosophy of safe and sound business practice. During the sustained economic downturn which continued through 2009, the Company suffered historically high levels of delinquencies and loan losses. Management believes that delinquencies and loan losses would have been greater if past lending practices had been less conservative.
    Individual loan authorities are low with no individual officer having a secured loan authority over $200,000 or unsecured authority over $100,000. One result of the low individual limits is that the Executive Committee or the full Board approves most mortgage loans and many commercial non-mortgages. The Bank’s product offerings are non-complex and no new loan products have been introduced this year.
    The Bank’s credit concentrations include loans within our service area which is a coastal geography which may be affected by catastrophic weather events, the hospitality industry which is associated with the local resorts, and loans to individual borrowers whose economic failure could have a significant adverse effect on the Bank. The risks associated with these concentrations are closely monitored and, if management assessed that the risk in any concentration approached an unacceptable level, they would take steps to offset the risk by reducing or otherwise controlling the concentration.

Calvin B. Taylor Bankshares
Correspondence November 19, 2010
Attachment #2

Nov-08    Bank is notified of $7.1MM IRS inchoate lien (superior 1st lien)

Dec-08    Bank counsel notifies title agent and title company of title insurance error/omission ($7.0MM IRS inchoate lien).
            Title insurance coverage = $4.5MM Errors and Omissions coverage = $3.0MM. Total insurance coverage for $4.5MM loan is $7.5MM. NO loss anticipated.

Jun-09    Title company begins investigation of claim. Total insurance coverage for $4.5MM loan = $7.5MM. NO loss anticipated.

Jun-09    Error and Omissions carrier agrees to past due and future interest through October 2009 - loan is current while Title Company and Errors and Omissions carrier investigate matter. Total insurance coverage for $4.5MM loan = $7.25MM. Loan is paid current. NO loss anticipated.

Oct-09    Title agent pays interest through March 2010 while Title Company and Errors and Omissions carrier investigate matter. Loan is current. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Dec-09    Loan is extensively reviewed during FDIC safety and soundness exam. Loan is graded pass by regulators with no requirement for specific FAS 114 reserve due to more than adequate title insurance coverage and E & O insurance coverage = $7.25MM. NO loss anticipated.

Dec-09    All parties enter into tolling agreement (to March 1, 2010) to avoid litigation while Title Company and Errors and Omissions carrier investigate matter. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Mar-10    All parties execute 1st extension of tolling agreement (to June 30, 2010) to avoid litigation while Title company and Errors and omissions carrier investigate matter. Loan is current. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Apr-10    Title company agrees to pay interest while Title Company and Errors and Omissions carrier investigate matter. Loan is current
            Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

May-10    Subject property is appraised for $9.96MM. Title company agrees to pay interest while Title Company and Errors and Omissions carrier investigates matter. Loan is current. Total insurance coverage for $4.5MM = $7.25MM. NO loss anticipated.

Jun-10    All parties execute 2nd extension (to September 30, 2010) to tolling agreement to avoid litigation. Loan is current. Interest is being paid by Title Insurance Company. Loan is current. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Jun-10    Mediation held, but failed. Subsequent to mediation, Title Company proffers a settlement offer which bank declines, but counters. Counter-offer is made in an attempt to bring the matter to resolution. If title company accepts bank's counter offer the bank will incur a $500,000 loss. No definitive agreement was ever reached nor settlement documents executed. Therefore, investigations and settlement negotiations continued, with the bank fully expecting to collect 100% of the $4.5MM loan. Loan is current. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Sep-10    All parties execute 3rd extension (to October 29, 2010) to tolling agreement to avoid litigation. Title company agrees to pay interest through October 12, 2011 while all parties attempt to settle matter. Loan is current. Total insurance coverage for $4.5MM loan = $7.25MM. NO loss anticipated.

Oct-10    2nd mediation held, but failed. Subsequent to mediation, Title company enters into definitive agreement with IRS agreeing to subordinate its 1st inchoate lien position to the bank's $3.5MM mortgage for a payment of $1.0MM to be funded by Title company. Concurrently, the Title company agrees to pay $900K toward the bank's 3rd mortgage. Bank recognizes a $100K loss on third mortgage and takes $100K charge to earnings in 3Q10 for this loss. As a further condition of this structured settlement, the title company agrees to fund a $175K interest reserve to allow time for the estate to sell the property (expires April 25, 2011). If the estate is unsuccessful in selling the property by this date, the bank will foreclose in early 3Q11. It is the bank's belief that its loan, now back securely in 1st position through a recorded IRS subordination, remains more than adequately secured by the subject property, as evidenced by the May 2010 appraisal valuing the property at $9.96MM. NO loss anticipated.

Attachment #3		Calvin B Taylor Banking Company
		Real Estate Loans - 90 days past due
	Days	Current	Original	Orig Date		Date in	>Reason for	Latest appraisal		Partial	Specific allowance?
Loan#	Past	balance	Amount	Type	Classification	Classification	classification	Date	Amount	Chg-off?	and lender notes

		Five largest loans, 12/31/09:
1	133	637,803	648,114	07/20/00	4-Substandard	11/23/09	>Non-payment	2009	1,035,000	No	Yes (20% beginning 1st Qtr '10)
				Non-farm/res		02/25/10	Non-accrual 02/25/10				In process of foreclosure

2	129	87,245	110,000	08/24/07	4-Substandard	11/23/09	>Non-payment	2007	439,410	No	No; Loan paid in full 08/23/10
				1-4 Fam 2nd		02/25/10	Non-accrual 02/25/10

3	299	36,048	44,000	1993	5-Subst/Doubtful	08/20/09	>Death	2010	170,500	No	No; Loan paid in full 06/11/10
				1-4 Fam 1st

4	110	24,610	30,000	05/12/03	1-Pass	origination	>Non-payment	2010	102,400	No	No; In process of foreclosure
				1-4 Fam 1st	5-Subst/Doubtful	02/08/10	Non-accrual 05/24/10

5	333	1,874	60,000	11/29/88	1-Pass	origination	>Slow pay	2010	249,620	No	No; Loan paid in full 03/01/10
				1-4 Fam 1st
		787,580	892,114

		Five largest loans, 03/31/10:
6	103	909,582	1,550,000	05/24/05	4-Substandard	11/29/09	>TDR	2010	865,800	No	No; Home listed for sale at $1.5 MM
				1-4 Fam 1st			(restructure)

7	126	99,754	100,000	11/25/08	4-Substandard	02/25/10	>TDR	2010	264,500	No	No
				Constr/Land			(restructure)

8	93	95,958	100,000	03/29/06	1-Pass	origination	>Slow pay	2010	100,300	No	No
				1-4 Fam 1st

3 (12/09)	389	39,112	44,000	1993	5-Subst/Doubtful	08/20/09	>Death	2010	170,500	No	No; Loan paid in full 06/11/10
				1-4 Fam 1st

4 (12/09)	200	25,985	30,000	05/12/03	5-Subst/Doubtful	02/08/10	Non-accrual 05/24/10	2010	102,400	No	No; In process of foreclosure
				1-4 Fam 1st
		1,170,391	1,824,000

		Five largest loans, 06/30/10:
9	92	811,700	875,000	05/16/05	4-Substandard	04/28/10	>Slow pay	2010	679,480	No	No
				1-4 Fam 1st

10	136	700,000	700,000	03/14/03	4-Substandard	06/16/09	>Non-payment	2003	675,000	No	No; Under contract for $1.1 million for two properties w/ bal total $952k.
				Non-farm/res

11	92	393,725	415,000	09/29/06	4-Substandard	04/28/10	>Slow pay	2010	456,760	No	No
				1-4 Fam 1st

12	110	134,513	152,000	08/01/02	4-Substandard	05/24/10	>TDR	2010	229,380	No	No
				1-4 Fam 1st			(restructure)

13	101	76,348	75,000	02/21/06	1-Pass	origination	>Slow pay	2010	151,800	No	No
				1-4 Fam 1st
		2,116,286	2,217,000

		Five most aged loans, 12/31/09:
		Same as five largest

		Five most aged loans, 03/31/10:
		Same as five largest

		Five most aged loans, 06/30/10:
		Same as five largest